UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 1, 2010

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Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

(a) On November 1, 2010, Cross Country Healthcare, Inc. ("the Company") issued a press release announcing results for the quarter ended September 30, 2010, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K. This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 7.01   Regulation FD Disclosure

Incorporated by reference is a press release issued by the Company on November 1, 2010, which is attached hereto as Exhibit 99.1. This information is being furnished under Item 7.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits

(d) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on November 1, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ JOSEPH A. BOSHART
     Joseph A. Boshart
     Chief Executive Officer and President

Dated: November 3, 2010

LINKS

Item 2.02   Results of Operations and Financial Condition
Item 7.01   Regulation FD Disclosure
Item 9.01   Financial Statements and Exhibits



Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE REPORTS THIRD QUARTER 2010 RESULTS

BOCA RATON, Fla. – November 1, 2010 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) today reported revenue of $115.7 million in the third quarter ended September 30, 2010, and net income of $0.9 million, or $0.03 per diluted share. This compares to revenue of $129.6 million in the prior year quarter and net income of $1.0 million, or $0.03 per diluted share. Cash flow from operations for the third quarter of 2010 was $1.1 million.

For the nine months ended September 30, 2010, the Company generated revenue of $354.9 million and net income of $3.2 million, or $0.10 per diluted share. This compares to revenue of $454.1 million and net income of $6.3 million, or $0.20 per diluted share, in the first nine months of the prior year. Cash flow from operations for the first nine months of 2010 was $24.8 million.

"Against the backdrop of continued weakness in the national labor and housing markets, demand for our nurse, allied and physician staffing services continues to be well below that of two to three years ago. However, we believe we should be able to grow our staffing volume from the currently depressed levels. Our expectation for top line growth reflects the improving trends we are seeing in our nurse and allied staffing business as we continue to add large, prestigious hospital systems and healthcare facilities in attractive locations throughout the United States to our roster of vendor managed accounts at the fastest pace since we began offering this service in 2003. I am also pleased to note that a long-standing vendor managed account, which left us earlier this year, re-engaged us at the end of September under the same terms that we had with them previously," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc.

"While our physician staffing business has not yet shown signs of rebounding, there are indications it is stabilizing and following normal seasonal patterns. Physician staffing revenue was up slightly on a sequential basis from the second quarter and we expect there to be a modest drop in the fourth quarter, which is likely to offset the increasing revenue in our nurse and allied staffing business in the quarter. Meanwhile, our clinical trials staffing business appears to be turning the corner based on improved order levels and recent contract awards. Given the overall economic conditions, we continue to manage our businesses conservatively but are optimistic that the improvements we have noted in our operating trends position us for growth in 2011," added Mr. Boshart.

Nurse and Allied Staffing

For the third quarter of 2010, the nurse and allied staffing business segment (travel and per diem nurse and travel allied staffing) generated revenue of $58.3 million, reflecting a 9% decrease from $64.1 million in the prior year quarter, and a 3% sequential decrease from the second quarter of 2010 due entirely to the temporary loss of business at the vendor managed account described above. Contribution income (defined as income from operations before depreciation and amortization and corporate expenses not specifically identified to a reporting segment) decreased 15% in the third quarter of 2010 to $5.3 million from $6.2 million in the same quarter a year ago and decreased 13% sequentially. The decline in contribution income reflects the reduced demand for temporary nurse and allied staffing services primarily due to the macroeconomic environment, as well as higher workers' compensation expense in the third quarter.

Segment staffing volume decreased 7% from the prior year quarter and 4% sequentially from the second quarter of 2010. Travel staffing (excluding per diem staffing) decreased 7% on a year-over-year basis and 2% on a sequential basis from the second quarter. The segment revenue per FTE per day for the third quarter of 2010 was $304, essentially flat sequentially and on a year-over-year basis was lower reflecting a 3% decrease in the average hourly bill rate in travel nurse staffing.

For the first nine months of 2010, segment revenue decreased 26% on a year-over-year basis to $182.7 million from $247.7 million in the same period a year ago. Contribution income decreased 26% to $17.3 million from $23.5 million in the prior year period.

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Physician Staffing

For the third quarter of 2010, the physician staffing business segment generated revenue of $31.3 million, a 21% decrease from $39.6 million in the prior year quarter and a slight increase sequentially from the second quarter of 2010. Contribution income decreased 12% in the third quarter of 2010 to $3.5 million from $4.0 million in the same quarter a year ago and decreased 6% sequentially. The year-over-year decline in contribution income was due to lower revenue, while sequentially it was impacted by higher professional liability expense. Physician staffing days filled for the third quarter of 2010 were 20,177 days, a 17% decrease from the prior year quarter and a 2% decrease sequentially from the second quarter of 2010. Revenue per day filled for the third quarter of 2010 was $1,551, a 4% decrease from the prior year quarter, but a 2% increase sequentially from the second quarter of 2010.

For the first nine months of 2010, segment revenue decreased 21% on a year-over-year basis to $93.7 million from $118.6 million in the same period a year ago. Contribution income decreased 11% to $10.1 million from $11.3 million in the prior year period.

The Company believes the lingering effects of the recession and the weak housing market have delayed the retirement plans of many physicians. These factors, along with a reduction in surgeries and a trend in which hospitals have had increasing success in directly hiring physicians for staff positions have resulted in a decrease in demand for temporary physicians.

Clinical Trials Services

For the third quarter of 2010, the clinical trials services segment generated revenue of $15.7 million, a decrease of 5% from $16.4 million in the prior year quarter and a 1% decrease sequentially from the second quarter of 2010. Contribution income increased 7% in the third quarter of 2010 to $1.8 million from $1.7 million in the prior year and increased 4% sequentially from the second quarter of 2010 due to a reduction in SG&A expenses in the current quarter.

For the first nine months of 2010, segment revenue decreased 18% on a year-over-year basis to $46.7 million from $56.8 million in the same period a year ago. Contribution income decreased 17% to $5.1 million from $6.1 million in the prior year period.

Other Human Capital Management Services

For the third quarter of 2010, the other human capital management services business segment (education and training and retained search) generated revenue of $10.5 million, a 9% increase from revenue of $9.6 million in the same quarter in the prior year but a decrease of 5% sequentially from the second quarter of 2010. Segment contribution income decreased 1% to $0.7 million in the third quarter of 2010 and decreased 16% sequentially from the second quarter of 2010. Segment year-over-year results reflect improved revenue in both the education and the retained search businesses, while the decrease in contribution income was primarily attributable to higher marketing expenses in the education business.

For the first nine months of 2010, segment revenue increased 2% on a year-over-year basis to $31.8 million from $31.0 million in the same period a year ago. Contribution income increased 28% to $2.5 million from $1.9 million in the prior year period.

Debt Outstanding and Credit Facility

During the third quarter of 2010, the Company reduced its debt by $1.2 million from the end of the prior quarter. At September 30, 2010, the Company had $55.1 million of total debt on its balance sheet and a debt, net of cash, to total capitalization ratio of 15.1%. At the end of the third quarter of 2010, the Company's debt leverage ratio (as defined in its credit agreement) was 2.0 to 1, well below the 2.5 to 1 maximum allowable ratio effective for the duration of the credit agreement.

Guidance for Fourth Quarter 2010

The following statements are based on current management expectations. Such statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any future mergers, acquisitions or other business combinations, any impairment charges or valuation allowances, any significant legal proceedings or repurchases of the Company's common stock.

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Cross Country Healthcare expects revenue in the fourth quarter of 2010 to be in the $113 million to $116 million range and earnings per diluted share to be in the range of $0.01 to $0.03. For the full year ended December 31, 2010, the Company expects revenue to be in the $468 million to $471 million range and earnings per diluted share to be in the range of $0.11 to $0.13.

Quarterly Conference Call

Cross Country Healthcare will hold a conference call on Tuesday, November 2nd at 10:00 a.m. Eastern Time to discuss its third quarter 2010 financial results. This call will be webcast live and may be accessed at the Company's website at www.crosscountryhealthcare.com or by dialing 888-972-6408 from anywhere in the U.S. or by dialing 210-234-0087 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available from November 2nd through November 16th. A replay of the conference call will be available by telephone from approximately noon Eastern Time on November 2nd until November 16th by calling 888-567-0444 from anywhere in the U.S. or 402-998-1800 from non-U.S. locations – Passcode: 2010.

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a diversified leader in healthcare staffing services offering a comprehensive suite of staffing and outsourcing services to the healthcare market that include nurse and allied staffing, physician staffing, clinical trials services and other human capital management services. The Company believes it is one of the top two providers of travel nurse and allied staffing services; one of the top three providers of temporary physician staffing (locum tenens) services; a leading provider of clinical trials staffing services and retained physician search services; and a provider of educational seminars, specifically for the healthcare marketplace. On a company-wide basis, Cross Country Healthcare has approximately 4,500 contracts with hospitals and healthcare facilities, pharmaceutical and biotechnology customers, and other healthcare organizations to provide our healthcare staffing and outsourcing solutions. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountryhealthcare.com. Shareholders and prospective investors can also register at this website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

In addition to historical information, this press release contains statements relating to our future results (including certain projections and business trends) that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are subject to the "safe harbor" created by those sections. Forward-looking statements consist of statements that are predictive in nature, depend upon or refer to future events. Words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests", "seeks", "will" and variations of such words and similar expressions intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include, without limitation, the following: our ability to attract and retain qualified nurses, physicians and other healthcare personnel, costs and availability of short-term housing for our travel nurses and physicians, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth in Item 1A. "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, and our other Securities and Exchange Commission filings made during 2010.

Although we believe that these statements are based upon reasonable assumptions, we cannot guarantee future results and readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date of this press release. There can be no assurance that (i) we have correctly measured or identified all of the factors affecting our business or the extent of these factors' likely impact, (ii) the available information with respect to these factors on which such analysis is based is complete or accurate, (iii) such analysis is correct or (iv) our strategy, which is based in part on this analysis, will be successful. The Company undertakes no obligation to update or revise forward-looking statements. All references to "we," "us," "our," or "Cross Country" in this press release mean Cross Country Healthcare, Inc., its subsidiaries and affiliates.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Cross Country Healthcare, Inc.
Phone: 877.686.9779 | Email: hgoldman@crosscountry.com

Cross Country Healthcare, Inc.
Consolidated Statements of Income (a)
(Unaudited, amounts in thousands, except per share data)

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2010	2009	% Change	2010	2009	% Change
Revenue from services	$ 115,687	$ 129,635	(11%)	$ 354,885	$ 454,098	(22%)
Operating expenses:						
Direct operating expenses	83,258	94,955	(12%)	255,171	335,987	(24%)
Selling, general and administrative expenses	26,630	28,184	(6%)	81,837	93,228	(12%)
Bad debt expense	115	(303)	138%	115	(227)	151%
Depreciation	1,782	2,034	(12%)	6,156	6,645	(7%)
Amortization	963	1,005	(4%)	2,887	3,046	(5%)
Total operating expenses	112,748	125,875	(10%)	346,166	438,679	(21%)
Income from operations	2,939	3,760	(22%)	8,719	15,419	(43%)
Other expenses (income):						
Foreign exchange loss	57	18	217%	72	31	132%
Interest expense, net	1,134	1,664	(32%)	3,317	4,878	(32%)
Other income	—	(193)	100%	—	(193)	(100%)
Income before income taxes	1,748	2,271	(23%)	5,330	10,703	(50%)
Income tax expense	832	1,303	(36%)	2,101	4,407	(52%)
Net income	$ 916	$ 968	(5%)	$ 3,229	$ 6,296	(49%)
Net income per common share:						
Basic	$ 0.03	$ 0.03	0%	$ 0.10	$ 0.20	(50%)
Diluted	$ 0.03	$ 0.03	0%	$ 0.10	$ 0.20	(50%)
Weighted average common shares outstanding:						
Basic	31,088	30,814		31,046	30,793	
Diluted	31,112	31,002		31,162	30,963	

Cross Country Healthcare, Inc.
Condensed Consolidated Balance Sheets
(Unaudited, amounts in thousands)

	September 30, 2010	December 31, 2009
Assets		
Current assets:		
Cash and short-term cash investments	$ 8,839	$ 8,569
Accounts receivable, net	66,543	70,172
Deferred tax assets	12,601	11,794
Income taxes receivable	—	7,405
Other current assets	11,291	8,268
Total current assets	99,274	106,208
Property and equipment, net	15,289	19,706
Trademarks, net	62,847	62,858
Goodwill, net	143,480	130,701
Other identifiable intangible assets, net	25,670	28,572
Debt issuance costs, net	2,342	1,536
Non-current deferred tax assets	5,010	5,390
Other long-term assets	2,961	1,618
Total assets	$ 356,873	$ 356,589
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 7,349	$ 8,143
Accrued employee compensation and benefits	18,209	16,140
Current portion of long-term debt	6,395	5,733
Income taxes payable	332	—
Interest rate swaps-current	60	1,427
Other current liabilities	3,934	3,113
Total current liabilities	36,279	34,556
Long-term debt	48,710	56,781
Other long-term liabilities	20,293	19,181
Total liabilities	105,282	110,518
Commitments and contingencies		
Stockholders' equity:		
Common stock	3	3
Additional paid-in capital	242,412	240,870
Other comprehensive income	(2,230)	(2,979)
Retained earnings	11,406	8,177
Total stockholders' equity	251,591	246,071
Total liabilities and stockholders' equity	$ 356,873	$ 356,589

Cross Country Healthcare, Inc.
Segment Data (b)
(Unaudited, amounts in thousands)

| | Three Months Ended September 30, | | | | | Nine Months Ended September 30, | | | | |
	2010	% of Total	2009	% of Total	% Change	2010	% of Total	2009	% of Total	% Change
Revenue:										
Nurse and allied staffing	$ 58,256	50%	$ 64,053	49%	(9%)	$ 182,743	52%	$ 247,664	55%	(26%)
Physician staffing	31,294	27%	39,595	31%	(21%)	93,704	26%	118,600	26%	(21%)
Clinical trials services	15,682	14%	16,426	13%	(5%)	46,656	13%	56,816	12%	(18%)
Other human capital management services	10,455	9%	9,561	7%	9%	31,782	9%	31,018	7%	2%
	$ 115,687	100%	$ 129,635	100%	(11%)	$ 354,885	100%	$ 454,098	100%	(22%)
Contribution income (c)										
Nurse and allied staffing	$ 5,285		$ 6,236		(15%)	$ 17,265		23,466		(26%)
Physician staffing	3,503		3,961		(12%)	10,094		11,334		(11%)
Clinical trials services	1,771		1,652		7%	5,055		6,111		(17%)
Other human capital management services	673		682		(1%)	2,489		1,940		28%
	11,232		12,531		(10%)	34,903		42,851		(19%)
Unallocated corporate overhead	5,548		5,732		(3%)	17,141		17,741		(3%)
Depreciation	1,782		2,034		(12%)	6,156		6,645		(7%)
Amortization	963		1,005		(4%)	2,887		3,046		(5%)
Income from operations	$ 2,939		$ 3,760		(22%)	$ 8,719		$ 15,419		(43%)

Cross Country Healthcare, Inc.
Other Financial Data
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Net cash provided by operating activities (in thousands) (a)	$ 1,111	$ 19,466	$ 24,785	$ 69,924
Nurse and allied staffing statistical data:				
FTEs (d)	2,086	2,234	2,206	2,876
Days worked (e)	191,912	205,528	602,238	785,148
Average nurse and allied staffing revenue per FTE per day (f)	$ 304	$ 312	$ 303	$ 315
Physician staffing statistical data:				
Days filled (g)	20,177	24,395	60,422	73,348
Revenue per days filled (h)	$ 1,551	$ 1,623	$ 1,551	$ 1,617

(a) Prior year data has been reclassified to conform to the current year's presentation.
(b) Segment data provided is in accordance with the *Segment Reporting* Topic of the FASB ASC.
(c) Defined as income from operations before depreciation, amortization and corporate expenses not specifically identified to a reporting segment. Contribution income is a financial measure used by management when assessing segment performance.
(d) FTEs represent the average number of nurse and allied contract staffing personnel on a full-time equivalent basis.
(e) Days worked is calculated by multiplying the FTEs by the number of days during the respective period.
(f) Average revenue per FTE per day is calculated by dividing the nurse and allied staffing revenue by the number of days worked in the respective periods. Nurse and allied staffing revenue also includes revenue from permanent placement of nurses.
(g) Days filled is calculated by dividing the total hours filled during the period by 8 hours.
(h) Revenue per days filled is calculated by dividing the applicable revenue generated by the Company's physician staffing segment by days filled for the period presented.